U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

RUBICON MINERALS CORPORATION
 (Exact name of registrant as specified in its charter)

BRITISH COLUMBIA, CANADA (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employment Identification No.)

1540-800 West Pender Street,
Vancouver, British Columbia, V6C 2V6, Canada
(Address of principal executive offices)

Title of each class of securities to be so registered: Rights to purchase Common Shares	Name of each exchange on which each class is to be registered: American Stock Exchange Toronto Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates (if applicable):    N/A

Securities to be registered pursuant to Section 12(g) of the Act:   None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

On June 14, 2006, the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”) adopted an Amended and Restated Shareholder Rights Plan (the “Rights Plan”) to update and replace the Shareholder Rights Plan which the Company originally adopted on February 11, 2002. The Rights Plan is similar to other such plans adopted by other Canadian public companies.

For those interested in the specific terms of the Amended and Restated Shareholder Rights Plan Agreement (the “Rights Agreement”) as made between the Company and Computershare Investor Services Inc. (the “Rights Agent”), dated June 14, 2006, we provide the following summary description. While the Rights Plan became effective upon the entering into of the Rights Agreement, the Rights Plan will terminate if it is not approved at the Company’s 2006 annual and special meeting.

Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. Capitalized terms used but not defined below have the meanings ascribed to them in the Rights Agreement.

Item 1.    Description of Registrant’s Securities to be Registered.

PURPOSE OF RIGHTS PLAN

The primary objective of the Rights Plan is to (a) provide the directors and shareholders of the Company with additional time to properly assess and evaluate any offers to acquire shares of the Company and where appropriate, to enable the Board to explore and develop alternatives to maximize shareholder value and (b) to encourage fair treatment of all shareholders in connection with any takeover bid for the Company.

SUMMARY OF RIGHTS PLAN

The Rights

The rights (the “Rights”) were issued pursuant to the Rights Agreement. Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share at the price of CDN$30 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time.

The number of Common Shares reserved for issuance upon the exercise of Rights pursuant to the Rights Agreement fluctuates and is indeterminable. The Company reserved such number of Common Shares as may be required to be issued upon the exercise of the Rights subject to the terms and conditions of the Rights Agreement. As of the date of this filing, 76,152,525 Rights were outstanding which equals to the number of Common Shares currently outstanding.

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company provides both the Company’s shareholders and the Board with sufficient time to evaluate the bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of a Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a takeover bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a takeover bid pursuant to the Permitted Bid requirements or is prepared to negotiate in good faith with the Board. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding common shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board. When a person or group or their transferees become an Acquiring Person, the Rights beneficially owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board the terms of an offer which is fair to all shareholders.

The Rights Plan should not prevent shareholders from disposing of their common shares through any takeover bid or tender offer for the Company. The directors will continue to be bound to consider fully and fairly any bona fide takeover bid or offer for the common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Trading of Rights

Until the Separation Time, the Rights will be evidenced only by the register maintained by the Rights Agent and outstanding common share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated common shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued after the Record Time, upon transfer of existing common shares or the issuance of additional common shares, will display a legend incorporating the terms of the Rights Plan by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of record of common shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

Adjustment of Exercise Price

If the Company shall at any time prior to the Expiration Time: (a) declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any option stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend; (b) subdivide or change the outstanding Common Shares into a greater number of Common Shares; (c) combine or change the outstanding Common Shares into a smaller number of Common Shares; or (d) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu or in exchange for existing Common Shares; the Exercise Price and the number of Rights outstanding shall be adjusted accordingly, or if the payment or effective therefore shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted accordingly as of the payment or effective date.

If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted accordingly.

If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution of all holders of Common Shares of evidence of indebtedness, cash (other than the ordinary course dividend), assets, or warrants, the Exercise Price to be in effect such record date shall also be adjusted accordingly.

Acquiring Person and Flip-in Event

An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding common shares of the Company. The Rights Agreement provides certain exceptions to that rule, including a person who acquires 20% or more of the outstanding common shares through a Permitted Bid Acquisition, an Exempt Acquisition or in its capacity as Investment Manager, Trust Company, Plan Trustee or Statutory Body, provided in these latter instances that the person is not making or proposing to make a takeover bid. The term Acquiring Person does not include the Company or any subsidiary of the Company. If a person becomes an Acquiring Person (a “Flip-in Event”), each Right will generally convert into the right to purchase from the Company, upon exercise, a number of common shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Separation Time

The Separation Time is the close of business on the tenth day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the

Company) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date on which a Permitted Bid ceases to be a Permitted Bid. In any of the above cases, the Separation Time can be such later business day as may from time to time be determined by the Board. If a Takeover Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation time, it shall be deemed never to have been made.

Permitted Bid

A Flip-in Event does not occur if a takeover bid is a Permitted Bid. A Permitted Bid is a Takeover Bid, made by means of a takeover bid circular, which, among other things:

        (a)        is made for any and all common shares to all holders of record of common shares as registered on the books of the Company (other than the Offeror);

        (b)        contains, and the take-up and payment for common shares tendered or deposited is subject to, an irrevocable and unqualified condition that no common shares will be taken up or paid for pursuant to the Takeover Bid prior to the close of business on the 60th day following the date of the Takeover Bid;

        (c)        contains irrevocable and unqualified provisions that, unless the Takeover Bid is withdrawn, all common shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for common shares under the bid and that all common shares deposited pursuant to the Takeover Bid may be withdrawn at any time prior to the close of business on such date;

        (d)        contains an irrevocable and unqualified provision that no common shares will be taken up or paid for under the bid unless more than 50% of the then outstanding common shares held by independent shareholders have been deposited under the bid; and

        (e)        contains an irrevocable and unqualified provision that, should the condition referred to in clause (d) be met, the Offeror will make a public announcement of that fact and the Takeover Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a “Competing Permitted Bid”, which is a Takeover Bid, made while another Permitted Bid is outstanding, that satisfies all of the requirements of a Permitted Bid other than the requirements of clause (b). The Competing Permitted Bid must expire no earlier than the later of (i) the date on which common shares may be taken up under the Permitted Bid which preceded the Competing Permitted Bid; and (ii) 35 days following the date of commencement of the Competing Permitted Bid.

Takeover Bid

A Takeover Bid is defined in the Rights Plan as an offer to acquire common shares or other securities convertible into common shares, where the common shares subject to the offer to acquire, together with the common shares into which the securities subject to the offer to acquire are convertible, and the Offeror’s securities, constitute in the aggregate 20% or more of the outstanding common shares at the date of the offer.

Redemption and Waiver

At any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not part, of the outstanding Rights at a redemption price of $0.0001 per Right, subject to appropriate adjustment in certain events.

The Board may, prior to the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction that would otherwise be subject to those provisions, provided that such Flip-in Event occurs by way of a Takeover Bid made by means of a takeover bid circular to all shareholders of record. If a waiver is granted, the Board will have been deemed to have waived the application of the Flip-in Event provisions to all other Takeover Bids made by takeover bid circular to all holders of record of common shares which are made prior to the expiration of any Takeover Bid in respect of which a waiver is, or is deemed to have been, granted. The Board may also, with the prior consent of the majority of the then outstanding common shares held by independent shareholders, determine, at any time prior to the occurrence of a Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of common shares otherwise than pursuant to a Takeover Bid made by means of a takeover bid circular to all shareholders of record, to waive the application of the Flip-in Event provisions to such Flip-in Event. In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than ten (10) business days following the meeting of shareholders called to approve such waiver. The Board may also, in respect of any Flip-in Event, waive the application of the Flip-in Event provisions to such Flip-in Event, where the Acquiring Person became such by inadvertence.

Power to Amend the Rights Agreement

The Company may, from time to time make amendments to the Rights Agreement in order to correct any clerical or typographical error or which are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Company may also, prior to shareholder approval of the Rights Plan, supplement or amend the Rights Agreement without the approval of any holders of Rights or common shares to make any changes which the Board may deem necessary or desirable, provided that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement, amendment or variance made after the date of the approval of the Rights Plan but prior to the Separation Time may only be made with the prior consent of the “independent shareholders” (essentially all shareholders other than an Acquiring Person and related parties) provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agreement except with the concurrence of the Rights Agent. Any supplement or amendment made on or after the Separation time may only be made with the prior consent of the holders of Rights provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agreement except with the concurrence of the Rights Agent. In addition, any amendment to the Rights Agreement is subject to the prior written consent of the TSX.

Term

The Rights Plan became effective on June 14, 2006 and will terminate if not ratified by a resolution passed by a majority of greater than 50 per cent of the votes cast by independent shareholders at the Company’s 2006 annual and special meeting. Unless earlier redeemed by the Board, the Rights Plan will expire at the close of the 2011 annual meeting unless reconfirmed at such meeting. If reconfirmed at the 2011 annual meeting, the Rights Plan will expire at the close of the 2016 annual meeting.

2006 Amendments

The amendments to the Rights Agreement approved by the Board on June 14, 2006 are limited in number and effect. The amendments include (i) replacing references to Company Act (British Columbia) with reference to the Business Corporations Act (British Columbia), reflecting British Columbia’s adoption in 2004 of the Business Corporations Act (British Columbia) to replace the Company Act (British Columbia); (ii) amendments of a technical nature designed to bring the Rights Plan up-to date with respect to prevailing current practice; (iii) the correction of certain typographical and similar errors; and (iv) inserting a clause under the “adjustment” provisions of the Rights Agreement to the effect that no special adjustments and no additional issuances of securities will be triggered under the Rights Plan as a result of the Company’s proposed Plan of Arrangement.

Item 2.    Exhibits.

Exhibit Number:	Description of Exhibit:

4.1	Amended and Restated Shareholder Rights Plan Agreement dated as of June 14, 2006, between Rubicon Minerals Corporation and Computershare Investor Services Inc., as Rights Agent, which includes the Form of Rights Certificate. (Filed as Exhibit 99.2 to the Company’s Form 6-K on July 24, 2006, and incorporated herein by reference.)

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 11, 2006

RUBICON MINERALS CORPORATION By: /s/ Robert Lewis _______________________________ Name: Robert Lewis Title: Chief Financial Officer

Exhibit Number:	Description of Exhibit:

4.1	Amended and Restated Shareholder Rights Plan Agreement dated as of June 14, 2006, between Rubicon Minerals Corporation and Computershare Investor Services Inc., as Rights Agent, which includes the Form of Rights Certificate. (Filed as Exhibit 99.2 to the Company’s Form 6-K on July 24, 2006, and incorporated herein by reference.)